SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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VIA EDGAR AND COURIER Ms. Maryse Mills-Apenteng Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	DineEquity, Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed May 20, 2011
File No. 333-173549

Dear Ms. Mills-Apenteng:

On behalf of DineEquity, Inc. (the “Company”), in connection with the public offering of up to $792,750,000 aggregate principal amount of the Company’s 9.5% Senior Notes due 2018, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-173549) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from the Company’s initial filing of the Registration Statement filed on April 15, 2011.

Ms. Maryse Mills-Apenteng

May 20, 2011

The changes reflected in Amendment No. 1 to the Registration Statement include those made in response to the comments of the staff (the “Staff”) of the SEC set forth in the Staff’s comment letter dated May 11, 2011 (the “Comment Letter”), as well as other updates.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. As a courtesy, we have also sent to you paper copies of this letter and marked copies of the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” and “our” are to the Company.

Market and Industry Data, page (i)

1.	We note your discussions of the publicly available information, including reports, forecasts and other research provided by consultants, included in or relied upon in your filing. You state that such publicly available information and information provided by consultants “generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information.” As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

In response to the Staff’s comment we have revised the disclosure. Please see page i.

Where You Can Find More Information, page 89

2.	Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year through the date of effectiveness of the Form S-4. Refer to Item 11 of Form S-4. In this regard, we note that a Form 10-Q for the quarterly period ended March 31, 2011 was filed on May 4, 2011.

In response to the Staff’s comment we have revised the disclosure. Please see page 89.

Ms. Maryse Mills-Apenteng

May 20, 2011

Part II

Undertakings, page II-1

3.	Please advise us as to why you have not included the undertakings required by Item 512(a)(5)(i) or (ii) of Regulation S-K.

In response to the Staff’s comment we have revised the disclosure. Please see page II-2.

Very truly yours,

/s/ Lisa Johnstone

Lisa Johnstone

cc:	Securities and Exchange Commission
Barbara C. Jacobs, Assistant Director

cc:	DineEquity, Inc.
Kisha Parker, Esq.

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Rodrigo A. Guerra, Jr., Esq.